                                                        Filed by XCare.net, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                     Subject Company: Healthcare.com Corporation
                                                   Commission File No. 000-27056


TRANSCRIPT OF CONFERENCE CALL HELD ON JUNE 21, 2001:

Genesys Conferencing Conference Call
Confirmation Number: 5322755
Date: June 21, 2001
Time: 4:15 p.m. EST
Header: XCare.net
Host: Christine Mohrmann
Length of Call: 47:54

OPERATOR: Good day, ladies and gentlemen and welcome to the XCare.net Company:
XCare.net Inc.; Ticker: XCAR; URL: http://www.XCare.net/ analyst conference call.

At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session and instructions will follow at that time.

As a reminder, this conference is being recorded and cannot be reproduced without written permission of XCare.net.

I would now like to introduce your host for today's conference, Ms. Christine Mohrmann of Morgen Walke.

Ms. Mohrmann, you may begin.

CHRISTINE MOHRMANN, MORGEN WALKE:  Thank you.

Good afternoon and thank you for joining us for XCare.net's conference call.

With us today from management are XCare.net's President and CEO, Lorine Sweeney and Gary Scherping, Chief Financial Officer.

Before we begin, I'd like to say a few words about the procedures for today's call. Similar to the last conference call, we'll be using a slide format to assist in the presentation and I encourage you to follow along. To access the presentation, please go to the company's Web site at www.xcare.net and click on the investor topic on the new navigation bar. Next click on the live Webcast link. This will get you to the Webcast page and click on the supporting slide plank that is located below the Webcast link for the presentation.

While you're getting your presentations, I'd like to remind everyone that during the course of the call, we -- the company -- will make forward-looking statements regarding future events and future performance. These statements are simply estimates and are subject to risks and uncertainties. We refer you to XCare's 10-K annual report and 10-Q quarterly reports on file with the SEC for risk factors that may cause actual results to differ materially from those we anticipate. Also, XCare will file with the SEC an S-4 registration statement related to the Healthcare.com acquisition. Investors and stockholders should read the registration statement and related documents when they are available as they will contain important information regarding the acquisition.

With that, Lorine, would you like to begin?

LORINE SWEENEY, PRESIDENT/CEO, XCARE.NET:  Yes.  Thank you, Christine.



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Gary and I are happy to be here this afternoon to discuss the progress that has been made with respect to our previously announced acquisitions of Healthcare.com and Confer Software.

As we discussed in the last call, we think it is very important to prepare for a smooth acquisition integration by focusing on the capabilities, opportunities and positioning of our new combined company, clarifying important market differentiators that are key to our success and then designing an integration strategy that achieves these goals and maximizing our potential and, of course, we also need to translate strategy into shareholder value.

As always, we have come prepared with our slides on these topics.

So, I'd like to start our discussion on slide three by discussing the new XCare.

First, our expanded software suite and services will position us strongly within one of the most attractive sectors of the enterprise software segment, integration software. This segment is currently estimated to be a $6.3 billion market growing at a compound annual growth rate of 44 percent to $27.1 billion by 2004.

Clearly, the healthcare industry and its proliferation of systems and highly fragmented organizational structures continues to be a compelling vertical opportunity segment within this marketplace. In fact, several horizontal vendors have had their roots in the healthcare segment where integration challenges have provided a strong foundation for leading edge product creation.

After our combination, the new XCare emerges as the leading provider of complete infrastructure and integration software solutions and services in healthcare, and also, an up and coming contender in the horizontal market space. Our focus will remain on using and producing technology that solves the most difficult and challenging mission critical enterprise process problems, as well as offers new strategic opportunities based on next generation technologies. Our combined market capitalization would put us in the top 10 of healthcare information technology companies.

Finally, our customers have relied and will continue to depend on our capabilities to provide total business integration solutions. This can be defined as the optimum combination of data applications and process integration.

GARY SCHERPING, CHIEF FINANCIAL OFFICER, XCARE.NET: It looks like we have a problem here, operator.

Operator, are you there?

OPERATOR:  Yes I am.

SCHERPING: We're not sure who's listening to this call, but on Webcast people aren't hearing our voices on this call. Some of the calls have been mixed up here and they're actually listening to another company's conference call at this point in time.

OPERATOR: I really don't know anything about the Webcast, sir. Just this call here is restricted just to your parties and you're coming in loud and clear, but I can check just a moment, sir.

Sir?

SCHERPING:  Yes.

OPERATOR: We did just poll StreetEvents on it. They're the ones that are doing the Webcasting. We have nothing to do with that and so we are checking if they're -- just a moment, sir.

SCHERPING:  OK.

OPERATOR:  Sir, I believe you can just go ahead.



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SCHERPING:  Christine, would you agree with that?

OPERATOR:  Sir, we don't schedule the Webcast.

SCHERPING:  OK.

OPERATOR: I'm not sure what to do. They just dial in and tell us this conference and then ...

SWEENEY:  We're just going to continue.

OPERATOR:  All right.

SWEENEY: We're back again to slide three. We apologize for the technical difficulties here.

Clearly, after our combination our new company emerges as a leading provider of complete infrastructure and integration software solutions and services in healthcare, and also, an up and coming contender in the horizontal marketplace.

Our focus will remain on using and producing technology that solves the most difficult and challenging mission critical enterprise process problems, as well as offers new strategic opportunities based on next generation technologies. Our combined market capitalization will put us in the top 10 of healthcare information technology companies.

Finally, our customers have relied and will continue to depend on our capabilities to provide total business integration solutions. This can be defined as the optimum combination of data application and process integration. This goal is highly challenging and involves sophisticated connectivity, information exchange, as well as process automation or collaboration services.

Total business integration also supports our customer's desire to preserve their current investments in technology and maintain a high return on investment by using their technology dollars to maximize the capabilities of these systems in how they can be further streamlined using the Internet and connectivity technologies.

Let's move on to slide four, which highlights our key differentiators. At XCare we have built our model around a strong foundation of domain expertise. We develop our products and implement our solutions with careful consideration to their business value in our customer environment. The new XCare will continue to support this model and our combined company will have significant market share across several key verticals. We expect to continue to expand this capability across additional healthcare segments, as well as target other attractive vertical segments such as entertainment. Our knowledge, combined with our technology, sets us apart from commodity software providers.

Our software platform also offers market-accepted technology proven with some of the most challenging applications across healthcare, as well as a next generation architecture. Based on XML offering the highest levels of integration capabilities available today in the software industry. We characterize our platform as end-to-end because our tools can support the most difficult Legacy system integration through Healthcare.com's connect leading to full date ATM style transaction switching of Exteria (ph), and finally, a complete CDO tool encompassing application development, as well as process workflow, through Confer.

Today, these capabilities are now being offered through several competing vendors. This leads to consume or complexity in implementation as well as difficulties in insuring that these technologies inter-operate and are supported in a total solution environment. The new XCare will offer a high quality customer base consisting of more than a thousand referenceable clients. The combination will also deepen our management team as we will combine leading technology innovators with some of the most season business managers from healthcare, healthcare technology and the software industry.



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Industry leadership is a combination of strong customer relationships, excellence in products and services and the financial strength to continue to grow. Our newly combined entity will have a strong balance sheet with $78 million pro forma cash on hand as of March 31st, 2001.

Let's now talk about our progress to date with integration initiatives on slide five. We've been focusing our efforts on four key areas. As I mentioned before, our strong technology synergies can be provided to our combined customer base immediately. Our individual technologies were designed as plug and play components supporting out-of-the-box integration. We have substantially increased our product portfolio to dramatically reduce the amount of custom coding or one-op development that was previously necessary within a standalone XCare solution or available from many of our competitors.

In addition, our services and hosting capabilities offer enhanced solution support across these products. Again, our component-based products offer a best-of-breed suite from a single vendor minimizing implementation and support complexity. We also offer choice if a specific tool is not required within an enterprise application.

We continue to be excited about the significant synergies we can achieve from customer cross-selling opportunities, as our guidance will indicate. We have executed a standard, arm's length distribution agreement with Healthcare.com for their software products so we can accelerate the adoption of these products within our customer base as rapidly as possible.

We have also participated with Healthcare.com in several key customer meetings to discuss our pair-based connectivity offering within their provider marketplace. The reception has really been very good. After the merger, we will be leveraging our substantially expanded sales force by training them to identify a specific software opportunity and then engaging the appropriate subject matter expert to participate on a sale. We are well underway with our re-branding and joint market development process as well.

We have engaged a strategic marketing firm to assist us with a more representative name and corporate identity. We expect to launch the new XCare in the second half of the year. In addition to customer cross-selling, we are concentrating on the development of our combined channel partner strategy. As previously guided, our intent with this program is to begin to scale the XCare business model by leveraging our technology product suites or channel partners. The reception from potential partners on the combined technology offering has been excellent and we are on track to announce the combined program in the second half of the year.

Our channel program will also facilitate and enhance vertical market penetration. We intend to work with organizations that have the same high level domain expertise that we value at XCare. This will allow us to not dilute our focus on our key segments of healthcare and entertainment. We have spent considerable time on communication within the organization such as a recent company-wide CEO communication combined with satellite office road shows highlighting the benefits and changes that will take place as a consequence of the merger.

We have also identified several additional key management positions. John Hickey from XCare and Michael McGuire from Healthcare.com will become executive vice presidents of operations of the major operating units reporting to Robert Murrie. Debbie Dean of Healthcare.com will lead the product management group reporting to me and Julie Griffin (ph) of Healthcare.com will lead human resources reporting to Robert.

We will continue our communication efforts throughout the company via a combined corporate Intranet scheduled for launch in the second half of the year. After the merger, for the next six to 12 months, we will operate the internal IT systems of each company separately and then consolidate at the corporate level to reduce excess and unnecessary distractions while we focus on the strategic elements of integration.

With that, I'll turn it over to Gary to discuss how these strategies translate into value for our shareholders. Gary.

SCHERPING:  Thank you, Lorine and good afternoon.

Please turn your attention to slide number six, which shows our revenue and cost targets for the third and fourth quarters of 2001. In this guidance, we've included the impact of Confer Software in both quarters since that transaction was closed in June. We've assumed that the Healthcare.com transaction will close prior to September 1st,



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and therefore, have included only one month of Healthcare.com's operations in the third quarter numbers and have included a full quarter of Healthcare.com's operations in the fourth quarter numbers.

This guidance excludes the effect of goodwill amortization since the amount of goodwill that we will record will not be known until the transaction is closed and since the future status of goodwill amortization is unclear. The Financial Accounting Standards Board is expected to issue a statement related to business combinations and accounting for goodwill. This statement is expected to change the method of accounting for goodwill for acquisitions after June 30th of this year.

Software license fees consist of up-front license fees charged for the various product offerings for the three companies. XCare does not generally sell our software under the up-front licensee model, but rather sells software on a recurring revenue model. Healthcare.com, and to a certain extent Confer, do sell their software in an up-front licensee model. We expect these up-front license fees to be in the range of $3 million to $3.2 million in the third quarter and between $6.3 million and $6.8 million in the fourth quarter. The increase is primarily the result of including a full quarter of Healthcare.com's operations in the fourth quarter compared to partial quarter of their operations in the third quarter.

Recurring revenue consists of recurring license fees, maintenance fees, transaction fees, hosting fees and ASP service fees. We expect recurring revenue in the range of $5.2 million to $5.7 million in the third quarter and between $10.2 million and $11.2 million in the fourth quarter. The increase is primarily the result of including a full quarter of Healthcare.com's ASP service revenue in the fourth quarter compared to a partial quarter of this revenue in the third quarter.

Professional services consist of software implementation and other consulting services. We expect professional service fees to be in the range of $7.3 million to $7.6 million in the third quarter and between $11.5 million and $12 million in the fourth quarter. We expect total revenue in the range of $15.5 million to $16.5 million in the third quarter and between $28 million and $30 million in the fourth quarter. The increase in the fourth quarter is primarily the result of including a full quarter of Healthcare.com's operations compared to only one month of their operations in the third quarter.

We expect cost of revenue as a percentage of revenue to be in the 53 to 56 percent range for the last two quarters of this year generating a 44 to 47 percent gross margin.

This increase from the 25 percent gross margin that XCare achieved in the first quarter of 2001 and the 25 to 30 percent gross margin XCare is expecting for the second quarter is a result of two factors:

First, is the economy of scale. The increased revenue more easily covers the fixed costs of a regional service offices and our data center.

Second, is the addition of Healthcare.com's software sales that provide a high gross margin.

We expect sales and marketing expense as a percentage of revenue to be in the 14 to 17 percent range for the third and fourth quarters. General and administrative expense as a percentage of revenue is expected to be in the range of 13 to 15 percent for the last two quarters of this year. We expect research and development expense as a percentage of revenue to be in the 8 percent to 9 percent range for the third and fourth quarters. We expect an effective tax rate of approximately 13 percent in the third and fourth quarters of this year. This rate is lower than the statutory rate and is the result of utilization of net operating losses accumulated by the combined company.

On a per share basis, we are expecting to earn between 5 cents and 7 cents before goodwill amortization on a fully diluted basis in the third quarter. On the same basis, we expect earnings of between 9 cents and 11 cents in the fourth quarter.

Slide seven shows our revenue and cost targets for 2002. This guidance also excludes the affects of goodwill amortization. We expect the up-front software license fees to be in the range of $14 million to $16 million in 2002. We expect a sequential decrease in these up-front license fees from the fourth quarter of 2001 as we move new Healthcare.com and Confer customers into a recurring revenue model for software sales.



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We expect recurring revenue in the range of $75 million to $79 million in 2002.
We expect increases primarily in the areas of recurring license fees and transaction fees. We expect increased recurring license fees as all three companies begin to license their software on a recurring revenue model. Transaction fees are also expected to increase as the transaction volume increase on projects that have been implemented over the last year.

We expect increased professional service fees related to the expected increase in software sales in 2002. We expect professional service fees to be in the range of $71 million to $75 million in 2002. We expect total revenue in the range of $160 million to $170 million in 2002. We expect cost of revenue as a percentage of revenue to be in the 45 to 48 percent range in 2002 generating a 52 to 55 percent gross margin. The expected improvement to gross margin is due to the expected increase in recurring revenue in software license fees, which have higher margins than professional services. We expect sales and marketing expense as a percentage of revenue to be in the 15 to 17 percent range in 2002.

General and administrative expense as a percentage of revenue is expected to be in the range of 14 to 16 percent in 2002. We expect research and development expense as a percentage for revenue to be in the 10 to 11 percent range in 2002. We expect an effective tax rate of approximately 12 to 13 percent in 2002. This rate is lower than the statutory rate and is the result of the utilization of net operating losses accumulated by the combining companies. On a per share basis, we are expecting to earn between 53 and 59 cents before goodwill amortization on a fully diluted basis in 2002.

Would now like to turn it back over to Lorine.

SWEENEY: Well, I certainly think we've covered quite a bit here and hopefully people heard some of it anyway.

With that, I'd like to ask the operator to ask for any questions that may be coming from the floor.

OPERATOR:  Thank you, ma'am.

If you have a question at this time, please press the one key on your touch-tone telephone. If your question has been answered or you wish to remove yourself from the queue, please press the pound key.

I'll wait one moment for questions.

Our first question comes from Mr. Bill Haus of Advest.

BILL HAUS, ADVEST:  Good afternoon, Lorine and Gary.  Congratulations.

SWEENEY:  Hi, Bill.

HAUS: Just to follow-up on a bit of the integration, were there any areas of the integration strategy that you identified for cost savings and could you go over some -- what those areas may be?

SWEENEY: Well clearly, general and administrative expense and public company expenses are areas where there are clear savings. You know, the fact that we're two small public companies and we will be consolidating those expenses definitely are clear-cut cost-saving areas. There are also some areas where we will save money with regard to how we do trade shows. We've had a lot of duplicative efforts there, obviously, because we are all working in the healthcare industry so those are some clear areas of savings as well.

HAUS:  OK great.

And on one other topic maybe a bit off of the -- what we've discussed here, congratulations on signing of the first biotech company and can you give us a bit of an update there? You had mentioned you have six deals in the pipeline. Could you give us some idea of whether or not we'll see any progress from those or have you seen any progress from the pipeline there?



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SWEENEY: Well we continue to work aggressively in that area and you know of course we always hope to have progress. So, you know, I can't really foreshadow exactly ...

HAUS: Sure.

SWEENEY: ... what will be going on there, but indeed we certainly help -- hope to make some headway.

HAUS: OK. And in terms of the 2002 guidance, how much of the revenue, when we look at recurring revenues, it looks like you're averaging on the year between about a $40 million to a $44 million rate and we're going to 75 to 79 for the year.

What types of areas do you expect to get that additional transaction or different types of recurring revenue? I know Gary mentioned some it license fee, but can you kind of give us a breakdown between recurring versus the -- recurring licensing versus the transactions, what the -- what the -- contribution is in that 70 to 79 and then how much of it's going to be new?

SCHERPING: No, we're not prepared to give a breakdown of the two numbers and we don't see a lot of difference between the two, between recurring revenue and recurring license fee, we see them both as payment for the software -- the usage of our software.

HAUS: On the transaction side though, Gary, how much of a growth rate though are you planning for year-over-year, just on the transaction side of the business? How much do you have in the 2002 figure?

SCHERPING: We're really just not breaking it out that way at this point in time. We really feel like that all we're prepared to give at this point in time is just a total of what -- how we expect the recurring revenue to grow and not give a breakdown between all of the various components of our recurring revenue.

HAUS: OK good enough and numbers look great. Thanks, Gary and Lorine.

SCHERPING:  Thanks.

OPERATOR: Our next question comes from Carey Jennings of Robertson Stephens.

CAREY JENNINGS, ROBERTSON STEPHENS: Hi. Could you just give a sense, when we look at the new numbers both for the rest of '01 and '02, to how much you've sort of built in as revenue synergies between the two companies?

You know, particularly in the second half of this year and then going into '02 when you have these cross-selling and marketing, branding initiatives taking place?

SWEENEY: Well, you know, I think that if you look at the rest of this year, we haven't assumed a significant amount of revenue synergies because clearly we believe that there will be some ramp up time associated with that.

Looking to 2002, you know, we haven't really looked at the synergies with regard to an actual percent, but what we have done is, you know, we have spent some time forecasting the different product lines into our associated market. And so, there is some synergy incorporated obviously into the 2002 number.

But, if you look overall at our historical growth rates and going forward, we certainly haven't put any aggressive estimates with regard to synergies in our estimates at this point in either forecast.

JENNINGS: OK, so it could be upside once some of those initiatives really start to come together. We could look at it that way.

SWEENEY:  There is always the opportunity for upside.



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JENNINGS: Right, right. And then just, when we look at this distribution agreement that you have initially with HCDC, are they really just going to put -- act as a lead generation vehicle, and ultimately, will those salespeople be trained on the XCare products as well?

SWEENEY: OK in terms our distribution agreement with HCDC?

JENNINGS: Right are they selling? Are you selling theirs or they selling yours, or how is that really going to work?

SWEENEY: Well what we've done this far because we've actually executed an agreement with them to resell their products.

JENNINGS:  OK.

SWEENEY: So that's what the current agreement is in place. And so, we will be acting as a distributor of their products and you know we may execute a reciprocal type of an agreement et cetera, but we really haven't put that officially in place yet because XCare really does not have a standardized-type agreement as of this time.

JENNINGS: And what's the plan in terms of training each other's sales forces on the products?

SWEENEY: Actually, that is part of our transition plan.

JENNINGS: OK.

SWEENEY: So what we are putting in place, one of the key activities in the transition task force is to look at incorporating how we train our own individual sales staff members into a cross-training program. And one of the big advantages I think, of Healthcare.com's organization structure is the fact that they have a very comprehensive training facility. And we're quite excited with regard to being able to train, not only the sales force, but the technical resources that we have on this side in the effective manner using those resources.

JENNINGS: OK, thanks.

OPERATOR: Our next question comes from Mr. John Souter of SG Cowen.

RICH WATSON (ph): Hi, Lorine. This is Rich Watson, actually, in for John Souter.

SWEENEY: Hello Rich (ph).

WATSON (ph): How are you? Just had a quick question about giving -- taking into account XCare's capabilities combined with Healthcare.com functionality going forward, who do you see the sort of ultimate product offerings competing with? And are we talking kind of the Web-enabling function of the McKesson's Horizon
Company: McKesson HBOC Inc.; Ticker: MCK; URL: http://www.mckhboc.com/, that sort of thing. Do you see going forward, a product line similar to that and how would you differentiate your product to things that are already available?

SWEENEY:  Right.

I think that we would see ourselves as a combined entity really competing in the software integration space, as well as in the total business integrated space. And what that that means is you will see competitors that are system integrators and, you know, we can certainly list those, as well as the competitors that are in this software duration space. In the horizontal market in particularly, you know, I don't we see a lot in our actually vertical, but if you look at horizontal players, the CDRs (ph) and the webMethods Company: webMethods Inc.;
Ticker: WEBM; URL: http://www.webmethods.com/ and the TIBCO Softwares Company:
TIBCO Software Inc.; Ticker: TIBX; URL: http://www.tibco.com/ are part of that software integration space. And, clearly, you know, when you look across large systems integrators, you know, we will definitely see them as well.



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WATSON (ph): OK, great. Thank you.

OPERATOR: Our next question comes from Sheryl Skolinch of Fulcrum Global
Partners.

SHERYL SKOLINCH, FULCRUM GLOBAL PARTNERS: Hi. Very nice job today. I do have a couple of questions -- and, actually, nice job all year.

First of all, in your guidance for 2002 on the professional services side, you're talking about $71 million to $75 million, if I heard you correctly, Gary.

At $155 an hour -- I think that's something like 458,000 hours, which translates to 22,080 hours per person per year to 220 people. How many do you have? I mean that is a big number on professional services. And ...

SCHERPING: Right.

SKOLINCH: ... while I'm delighted by it, that means that as of January 1, you've got 220 people billing out absolutely full-time 40 hours a week with two weeks of vacation. Are there enough people out there to do that? How -- you know, is my -- what's behind that number?

SCHERPING: The actual billing rate that we're -- that we're experiencing, I guess, for the first quarter was a bit higher than the 155. We're at 173 for the first quarter, so that number could be a little bit higher there.

SKOLINCH: OK.

SCHERPING: Also, the combined companies will have about 600 employees. And so, we are adding a substantial number of employees in that -- in that area.

SKOLINCH: OK, but in that particular area.

SCHERPING: I think we have about 160 employees between the -- between the two companies combined.

SKOLINCH: OK. I mean, I would assume that the labor market has eased somewhat, but clearly that would be a consideration, you know, and concern if you couldn't find the right people to the profession -- to deliver the professional services that you're -- that you're looking at here.

Also, I'm curious as to where you think that quite handsome jump from 2001 professional service billing levels to 2002 professional service billing levels comes from. Is that from the integration of the large platforms that you're building or the actual implementation, rather, of the large platforms?

SCHERPING: Are you -- are you actually talking about a change in billing rates?

SKOLINCH: No, I'm talking about going from something on the order of a run rate of $48 million a year in professional services billing forecasted for the fourth quarter to a run -- to a full year of $71 million to $75 million.

SCHERPING: Yeah, it really just is based on the additional software implementations that we expect over the next year.

SKOLINCH: OK. And is there good visibility on that at this point? I mean, presumably there's good enough that you're putting it in print on the -- on the Internet. But are these with existing customer relationships where you're pretty confident?

SCHERPING: Yes, we -- right now we feel like we have about 40 to 50 percent -- we have good visibility on 40 to 50 percent of the 2002 numbers. And then, based on the strength of the pipeline and how that is progressing, we feel like we'll be able to fill in -- fill in the last 50 to 60 percent.



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

SKOLINCH: OK. OK -- is that just on -- the 40 to 50 percent visibility -- is that on the recurring revenue as well, or just professional services?

SCHERPING: It's on the whole thing.

SKOLINCH: On the whole thing -- OK, just wanted to make sure.

OK. With the sales and marketing expense, it looks like you added, you know, your sort of quarterly run rate to their quarterly run rate -- they're being the two acquisitions -- (INAUDIBLE) confirm that maybe more so Healthcare.com. Is that going to be one of the areas that post-integration, you think you'll be able to get some leverage and efficiency off of?

SCHERPING: Well, we definitely think we'll be able to get some leverage and efficiency just on the -- just on covering the marketplace. But from a total dollar spending area, you know, XCare has been, you know, aggressively controlling costs over the last year, especially as a percentage of revenue. And we really feel that as we move forward, we aren't going to be able to be quite as aggressive as we have been on cutting costs in this area just because of the -- just the expanded -- the branding effort that we're going through this year -- just the combining of the companies and our software. We think that we'll have to keep the spending in that area at current levels.

SKOLINCH:  OK.  That does make sense.

And then, one other question I don't know how far along you've gotten in the due diligence with Healthcare.com. I imagine it's pretty far along the path, but you're to be commended for grabbing your accounts receivable and really getting them under control.

How is Healthcare.com doing with that? Are there -- is there anything we should be aware of there? Are they, you know, very good at getting paid or are their customers a little slower to pay than yours? How is that working?

SCHERPING: You know, we really aren't prepared to comment on any of Healthcare.com's numbers at this point in -- at this point in time, just because the acquisition is not closed. It is an area that is a concern to us and we will be looking at it very closely.

SKOLINCH: So, it's on your list, but you're not worried about anything in particular when you say it's of concern? Is it on your list of things to look at?

SCHERPING: No, from -- Healthcare.com has extended -- has extended -- extended payment terms with certain customers, which has caused their day sales outstanding to be -- to be a bit higher. And that's something we are going to look at as we move forward.

SKOLINCH: OK. That's fair enough. Well, this certainly is very lovely, cheerful news. Thanks very much.

Congratulations.

SWEENEY: Thank you, Sheryl.

OPERATOR: Our next question comes from Jeff Hanissian of Forstmann Asset Management.

JEFF HANISSIAN, FORSTMANN ASSET MANAGEMENT: Yeah, hi. Congratulations on some great announcements.

SWEENEY: Thanks, Jeff.

HANISSIAN: Hi. So, yeah -- I have kind of a run rate to 2002 estimates and fill-in-the-blanks question, also, which is, you know, going from the 120 on the, you know, total revenue to the 160 to 170. And then, you know, Gary, you already mentioned about the visibility and, you know, what you need to fill in still. But what sectors do you think



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those are going to be coming from mostly or where are you thinking they might come from -- biotech, healthcare or media? And, like, for example, how much will the HCDC connections come in there?

SWEENEY: You know, I'll take that in that they're going to come from all those places. You know, we clearly are working very hard on expanding the healthcare verticals. And, I think you mentioned most of them there in terms of, you know, with the payer market, we still have a lot of opportunity there, particularly with the new software products that we have and the biotech and the PDM sectors also look good. We are making continued progress into the healthcare supplier area and general pharmaceuticals. So healthcare is where a lot of the next-year revenue is going to come from. But we are also getting traction on the entertainment side.

One other piece that I'd like to bring up in terms of next year's revenue is the fact that we are aggressively also going after this channel marketing. And channels are a great area for us to get into. We have had enormous interest in our own XCare products with regard to third-party integrators, et cetera, wanting to be able to use these tool sets. And, as I mentioned in my presentation, they're very excited, as well, with being able to extend that and have an end-to-end type of platform offering. And so, where we see a lot of opportunity next year is through this channel development and that's going to be a great high-margin business for us, as well.

HANISSIAN: Yeah, great. As far as HCDC goes, are they going to make hospitals a potential target of yours also -- or, you know, large hospital chains?

SWEENEY: You know, in terms of looking at hospitals, it's very interesting because, you know, clearly, we have payor offerings traditionally at XCare. And what we've been attempting to do, obviously, is to connect payors with providers. And so, in talking to some of the large Healthcare.com clients, you know, we definitely see opportunities in being able to facilitate this connectivity between payors and providers using aspects of our software, and also potential opportunity with the Confer platform as well, on the sides of disease management and utilization management.

HANISSIAN: Right, but as far as who's going to pay, you know, yeah, you'll be connecting payors and providers, but do you imagine any of your checks are going to come from hospitals?

SWEENEY: Well, you know, clearly in looking at IDNs (ph), I think that's a very good possibility.

HANISSIAN: Thanks.

OPERATOR: Once again, if you do have a question, please press your one key. One moment for questions.

One moment for questions.

We have a question from Barry Kitt of The Pinnacle Fund.

TOM HUNZ (ph), THE PINNACLE FUND: Hi. This is Tom Hunz (ph) with The Pinnacle Fund.

SWEENEY: Hi, Tom (ph).

HUNZ (ph): Hi, guys. I can't tell you how terrific this is to be on a call like this where too often we're hearing guidance downwards. But to hear guidance upwards is awesome.

Congratulations on the Confer acquisition. That's good news, as well.

I notice that the guidance, now, is actually higher than any analyst estimate that's out there. Are we in line there?

SWEENEY: Well, you know, I don't know that any of the analysts have really incorporated the Healthcare.com acquisition.

HUNZ (ph): All right.



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

SWEENEY: So I think that's why you see the guidance ...

HUNZ (ph): OK. Well, it's really, really terrific news.

Beyond that, can you comment on when we might see the MedUnite business start to kick in?

SWEENEY: Well, you know, MedUnite's public guidance at this point is that the pilots will be finishing up at the end of July, and they intend to be going production in August. And so, you know, we clearly are participants in that and, you know, everything appears to be going the way we all think.

HUNZ (ph): Terrific. All right. Glad to be a part of it.

OPERATOR: Once again, if you do have a question, please press your one key.

One moment for questions, please.

All right. We have a repeat question from Sheryl Skolinch of Fulcrum Global Partners.

SKOLINCH: Thank you. Lorine and Gary -- sorry to beat you up so much, Gary, but
 ...

SCHERPING: All right.

SKOLINCH: it's sort of my job.

When you're talking about the revenue numbers that -- for Q3, four and for next year, is this before you net off any amortization of the warrants? Or maybe I missed something, but what happens to those -- to the warrants?

SCHERPING: The amortization related to the cost of the warrants we issued actually were fully amortized in the first quarter of this year. So it -- there was a charge in the fourth quarter of 2000.

SKOLINCH: Right.

SCHERPING: Other charge in the ...

SKOLINCH: OK.

SCHERPING: first quarter of this year, and it's ...

SKOLINCH: And it's gone.

SCHERPING: Right.

SKOLINCH: Excellent. OK. I wasn't clear on that and that's because for some reason, I wasn't around for your fourth quarter call.

OK. That's very, very good. Great. Thanks so much.

SWEENEY: Thanks, Sheryl.

OPERATOR: I would like to turn the program back to you now, sir.

SWEENEY: OK. Well, as always, I certainly appreciate everyone's participation. We look forward to speaking with you all again in the future.

Please note that the Webcast replay of this call will be available in its entirety on our Web site.



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

However, unfortunately, due to the technical difficulties at the beginning of the call, please allow about three hours for the replay to be posted -- this is the audio difficulties. And I certainly apologize for any inconvenience that this may cause.

We look forward to chatting with you after the Q2 announcement. Hope to talk to you all soon.

Bye.

OPERATOR: Ladies and gentlemen, this concludes today's call. Thank you for your participation.

You may disconnect.

END

                               * * * * * * * * * *


                ADDITIONAL INFORMATION AND WHERE YOU CAN FIND IT

XCare.net will be filing a registration statement on Form S-4 and XCare.net and Healthcare.com will be filing other documents with the Securities and Exchange Commission (SEC). The registration statement will contain a prospectus of XCare.net relating to the common stock to be issued in the merger and a joint proxy statement of Healthcare.com and XCare.net relating to the approval of the merger by Healthcare.com's and XCare.net's stockholders. Investors and stockholders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors and stockholders will be able to receive the joint proxy statement/prospectus and other documents filed by XCare.net and/or Healthcare.com free of charge at the SEC's web site, www.sec.gov, from XCare.net investor relations at 6400 Fiddler's Green Circle, Suite 1400, Englewood, Colorado 80111, Attention: Christine Mohrmann / Eric Boyriven or from Healthcare.com Investor Relations at 1850 Parkway Place, Suite 1100, Marietta, Georgia 30067, Attention: Shannon Hodges.

Healthcare.com and its directors and executive officers will be, and XCare.net and its directors and executive officers may be deemed to be, participants in the solicitation of proxies from the stockholders of Healthcare.com in connection with the approval of the merger. Some of Healthcare.com's directors and executive officers have interests in the merger that are different from, or in addition to, the interests of Healthcare.com's stockholders generally. Specifically, Healthcare.com has entered into an employment agreement with Robert Murrie, Healthcare.com's President and Chief Executive Officer, and severance agreements with each of its executive officers that provide severance and other benefits in the event that the executive is terminated following the consummation of the merger. Mr. Murrie's employment agreement and a form of the executive severance agreements have been filed by Healthcare.com as exhibits to Healthcare.com's Current Report on Form 8-K filed with the SEC on May 18, 2001. Additional information about the directors and executive officers of Healthcare.com and their ownership of Healthcare.com stock is set forth in the proxy statement for Healthcare.com's 2001 annual meeting of stockholders held on May 11, 2001. Information about the directors and executive officers of XCare.net and their ownership of XCare.net stock is set forth in the proxy statement for XCare.net's 2001 annual meeting of stockholders to be held on June 7, 2001. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

THIS DOCUMENT IS BEING FILED UNDER RULE 425 UNDER THE SECURITIES ACT OF 1933 AND IS DEEMED FILED UNDER RULE 14A-12 UNDER THE EXCHANGE ACT OF 1934. THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL SECURITIES.



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